Exhibit 15.8

March 7, 2017

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for AstraZeneca PLC and, under the date of February 2, 2017, we reported on the consolidated financial statements of AstraZeneca PLC and subsidiaries as of and for the years ended December 31, 2016, 2015 and 2014 and the effectiveness of internal control over financial reporting as of December 31, 2016. KPMG LLP will cease to act as principal accountants before the announcement of the Company’s second quarter and half year results on July 27, 2017. We have read AstraZeneca PLC’s statements included under Item 16.F of its Form 20-F to be filed on March 7, 2017, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP